

Mail Stop 7010

January 7, 2008

via U.S. mail and facsimile

Mr. David A. Luptak
Executive Vice President, General Counsel and Secretary
Esmark Incorporated
1134 Market Street
Wheeling, WV 26003

> **RE:** **Esmark Incorporated**
> **Form 8-K Item 4.01**
> **Filed January 4, 2008**
> **File # 001-33851**

Dear Mr. Luptak:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that prior to the appointment of Deloitte, the Company did not have an independent auditor. We further note in your S-4/A filed on October 26, 2007, you have included an audit report signed by Grant Thornton for the years ended December 31, 2006 and 2005, for Esmark Incorporated and Subsidiaries. In consideration that Esmark was treated as the accounting acquirer in your recent transaction, presumably Esmark financial statements for 2006 and 2005 will be in your 10-K for the year ended December 31, 2007, as the predecessor financial statements. As such, it is unclear to us how you have determined that you did not have an independent auditor prior to Deloitte. Please revise your Item 4.01 8-K to include the disclosures required by Item 304 of Regulation S-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to this comment within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant